INSERT A - MORGAN GRENFELL INVESTMENT TRUST - NSAR

Item 77I- At the December 2002 Board meeting, the Board of
Trustees approved
adding A, B, and C Shares to Short Duration Fund (formerly Short-
Term Fixed
Income Fund) and Short-Term Municipal Bond Fund. Below is a description of each share class:

Class A Shares are sold at net asset value with a front-end sales charge and are sold subject to the minimum purchase requirements set forth in the relevant Trust prospectuses. Investors that purchase Class A Shares that fall within a class described as set forth in the relevant Trust prospectuses may be permitted to purchase Class A shares at net asset value with no initial sales charge; but if these shares are redeemed within a specified period after their purchase as set forth in the relevant Trust prospectuses, a contingent deferred sales charge may be imposed.
Class A Shares will be subject to distribution and/or service fees imposed under a
Rule 12b-1 plan as set forth in the relevant Trust prospectuses. Class A Shares shall be entitled to the shareholder services set forth from time to time in the
Trust's prospectuses with respect to Class A Shares.

Class B Shares are sold at net asset value and are sold subject to the minimum purchase requirements set forth in the relevant Trust prospectuses. Class B Shares redeemed within a specified period after their purchase as set forth in the relevant
Trust prospectuses will be subject to a contingent deferred sales charge. Class B
Shares will be subject to distribution and/or service fees imposed under a Rule
12b-1 plan as set forth in the relevant Trust prospectuses. Class B Shares will be subject to a shareholder servicing fee under a Service Plan as described in the
Trust's prospectuses. Class B Shares held by an investor will convert automatically to Class A Shares after the investor has held such Class B Shares for a period of time, which period shall be specified in the Trust's prospectuses with respect to Class B Shares. Class B Shares shall be entitled to the shareholder services set forth from time to time in the Trust's prospectuses with respect to
Class B Shares.

Class C Shares are sold at net asset value, may have a front-end sales charge and are sold subject to the minimum purchase requirements set forth in the relevant
Trust prospectuses. Class C Shares redeemed within a specified period after their purchase as set forth in the relevant Trust prospectuses will be subject to a contingent deferred sales charge. Class C Shares will be subject to a shareholder servicing fee under a Service Plan as described in the Trust's prospectuses. Class
C Shares will be subject to distribution and/or service fees imposed under a Rule
12b-1 plan as set forth in the relevant Trust prospectuses. Class C Shares shall be entitled to the shareholder services set forth from time to time in the Trust's prospectuses with respect to Class C
Shares.
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Morgan Grenfell Investment Trust.doc